

March 22, 2011

Via U.S. Mail and Facsimile
Mr. Pu Yue
Chief Executive Officer
China Cablecom Holdings, Ltd.
Suite 4612, Tower 1
Plaza 66
No.1266 Nanjing West Road
Shanghai, 200040
People's Republic of China

> **Re: China Cablecom Holdings, Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed July 1, 2010**
> **File No. 001-34136**

Dear Mr. Pu Yue:

We have reviewed your supplemental response letter dated March 4, 2011 as well as your filing. Except where indicated, please amend your filing in response to our comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4. Information on the Company, page 19

C. Organizational Structure, page 31

PRC Corporate Structure, page 31

1. We note your response to subpart (3) of prior comment one from our letter dated February 17, 2011. Please revise your disclosure in Schedule I and II regarding your equity pledge agreements to clarify that until the equity pledges are registered with the local competent branch of the SAIC you may be unable to enforce these pledges in the PRC courts. In addition, please clarify that all parties have signed the equity pledge agreement.

2. We note your response to subpart (5) of prior comment one from our letter dated February 17, 2011. Please revise your disclosure in Schedule I to specify whether JYNT has made any monthly payments to HZNT under the Exclusive Service Agreements. To the extent payments have been made, please disclose the amounts, including the aggregate amount paid during fiscal year ended December 31, 2009.

Item 15. Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 67

3. We note your response to prior comments 6 and 7 from our letter dated February 17, 2011. It appears that the persons responsible for the preparation of your books and records and financial statements, principally your Chief Financial Officer, Sikan Tong, and the accountants under his supervision, do not have the requisite U.S. GAAP experience to prepare financial statements in accordance with U.S. GAAP. In this regard, we note that he and the other accountants do not hold a license such as Certified Public Accountant in the U.S., have not attended U.S. institutions or extended educational programs that would provide a sufficient relevant education in U.S. GAAP, and most of their U.S. GAAP audit experience, if any, primarily consists of audits of subsidiary financial information that supports or is included in the U.S. GAAP financial statements of parent registrants. The fact that you hired consultants to assist you in assessing your internal control over financial reporting does not mitigate the fact that the accounting department does not possess the requisite U.S. GAAP knowledge to prepare financial statements in accordance with U.S. GAAP.

Accordingly, we believe this lack of U.S. GAAP experience constitutes a material weakness, and thus your internal controls over financial reporting are not effective. Please revise your conclusion on internal controls over financial reporting and explain, in detail, in your amendment that you have an accounting department with limited knowledge of U.S. GAAP. You should disclose how you will remedy this material weakness in the future. You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures.

Note 14. Note Payable – Non-controlling Interest, page F-25

4. We note your response to prior comment 10 from our letter dated February 17, 2011. Please describe within the financial statement footnotes any formal written understanding or documented arrangement between the company and the related party note holder indicating that payment will not be demanded within one year. We believe such documentation is necessary in order to classify a demand note payable as a long-term liability, notwithstanding your belief that the likelihood of payment being demanded in the short-term is remote.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at (202) 551-3310 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director